Exhibit 77H - Changes in Control of Registrant

As the result of the merger described in Exhibit 77M below, as of the close of business on March 17, 2006, the two funds filing this report, which prior to the merger were Bramwell Growth Fund and Bramwell Focus Fund, each a series of The Bramwell Funds, Inc., managed under the direction of the Board of Directors of The Bramwell Funds, Inc., became series of Sentinel Group Funds, Inc., the Sentinel Capital Growth Fund and Sentinel Growth Leaders Fund, respectively, and were managed under the direction of the Board of Directors of Sentinel Group Funds, Inc.